UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Irish, Robert H.
   17910-39th Place North
   Plymouth, MN 55446-1318

2. Issuer Name and Ticker or Trading Symbol
   NVE Corporation (NVEC)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####

4. Statement for Month/Year
   7/02

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     182,261        D

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $1.47           7/25/02        A         10,000                            *            7/25/12
Non-Qualified Stock Option     $0.17           1/1/00                                                     *            1/1/07
Non-Qualified Stock Option     $1.02           6/1/01                                                     *            6/1/08
Non-Qualified Stock Option     $1.16           7/19/01                                                    *            7/19/11

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     7/25/02   Common Stock                   10,000                    10,000        D
Non-Qualified Stock Option     1/1/00    Common Stock                    7,000                     7,000        D
Non-Qualified Stock Option     6/1/01    Common Stock                    7,000                     7,000        D
Non-Qualified Stock Option     7/19/01   Common Stock                   10,000                    10,000        D
TOTAL                                                                                             34,000

Explanation of Responses:
  *All options are currently fully exercisable.

SIGNATURE OF REPORTING PERSON
/s/ Robert H. Irish
DATE 8/1/02